SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 1)

South Hertfordshire United Kingdom Fund, Ltd.

(Name of the Issuer)

SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

NTL FAWNSPRING LIMITED

NTL (B) LIMITED

VIRGIN MEDIA LIMITED

VIRGIN MEDIA INC.

(Name of Persons Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

South Hertfordshire United Kingdom Fund, Ltd.

ntl Fawnspring Limited

ntl (B) Limited

Virgin Media Limited

Media House, Bartley Wood Business Park, Hook,
Hampshire,
RG27 9UP, England

Attention: Robert Mackenzie

+ 44 1256 75 2000

Virgin Media Inc. 909 Third Avenue, Suite 2863 New York, New York 10022 Attention: Scott Dresser (212) 906-8440
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Paul M. Reinstein

(212) 859-8156

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing

Transaction valuation*	Amount of filing fee**
$22,864,513	$2,654.57

*

For purposes of calculating the filing fee only, the transaction value was determined by multiplying (i) the purchase price of £14,293,000 to be paid by ntl (B) Limited to acquire 299,390 A ordinary shares of ntl (South Hertfordshire) Limited from South Hertfordshire United Kingdom Fund, Ltd. by (ii) the exchange rate of $1.5997 per £1.00, the noon buying rate for cable transfers in pounds sterling as certified for custom purposes by the Federal Reserve Bank of New York as of January 21, 2011.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001161 multiplied by the total Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,654.57

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: South Hertfordshire United Kingdom Fund, Ltd.

Date Filed: February 1, 2011

Introduction

This Amendment No. 1 to Rule 13e-3 Transaction Statement (the “Transaction Statement”) on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively the “Filing Persons”):  South Hertfordshire United Kingdom Fund, Ltd. (the “Partnership”), ntl Fawnspring Limited (the “General Partner”), ntl (B) Limited, Virgin Media Limited and Virgin Media Inc.

This Transaction Statement relates to the Share Purchase Agreement, dated January 31, 2011 (the “Share Purchase Agreement”), between the Partnership and ntl B Limited, pursuant to which ntl (B) limited has agreed to purchase, and the Partnership has agreed to sell (the “Asset Sale”), 299,390 A ordinary shares of ntl (South Hertfordshire) Limited for £14,293,000 ($22,864,513 assuming an exchange rate of $1.5997 per £1.00, the noon buying rate for cable transfers in pounds sterling as certified for custom purposes by the Federal Reserve Bank of New York as of January 21, 2011).  The Asset Sale is subject to the approval of the Partnership’s unitholders (other than the General Partner and its affiliates) holding a majority of the outstanding Partnership units and the other conditions set forth in the Share Purchase Agreement.  The sale of the Partnership’s 299,390 A ordinary shares of ntl (South Hertfordshire) Limited will constitute the sale of substantially all of the assets of the Partnership, which will result in the dissolution and, ultimately, the termination of the Partnership.

Concurrently with the filing of this Transaction Statement, the Partnership is filing with the SEC a revised preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the General Partner, on behalf of the Partnership, is soliciting proxies from unitholders of the Partnership in connection with the Asset Sale.  A copy of the Preliminary Proxy Statement is filed as Exhibit (a)(1).  A copy of the Share Purchase Agreement is attached to the Preliminary Proxy Statement as Annex A and is incorporated herein by reference.  As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction G of Schedule 13E-3, this Transaction Statement incorporates by reference the information contained in the Preliminary Proxy Statement, including all annexes thereto, in response to the items of Schedule 13E-3.  The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement, including all annexes thereto.

Virgin Media Inc. and Virgin Media Limited are filing this Transaction Statement with the SEC solely because Virgin Media Inc. and Virgin Media Limited may be deemed by the staff of the SEC to be engaged in the Asset Sale and should not be construed as an admission by Virgin Media Inc. or Virgin Media Limited that it is engaged in a Rule 13e-3 transaction within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act or that Virgin Media Inc. or Virgin Media Limited is required to file this Transaction Statement pursuant to Section 13(e) of the Exchange Act or Rule 13e-3 thereunder.

Item 1.  Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Asset Sale”

Item 2.  Subject Company Information.

Item1002 of Regulation M-A:

(a)                   Name and Address.  The Partnership’s name and the address and telephone number of its principal executive offices are as follows:

South Hertfordshire United Kingdom Fund, Ltd.

Media House, Bartley Wood Business Park

Hook, Hampshire, RG27 9UP, England

+44 1256 752000

(b)                   Securities.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting — Record Date”

(c)                   Trading Market and Price.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Partnership — Market Information and Distributions”

(d)                   Dividends.   The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Partnership — Market Information and Distributions”

(e)                   Prior Public Offerings.  None.

(f)                   Prior Stock Purchases.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Partnership — Transactions in the Partnership Units”

Item 3.  Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)                   Name and Address.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding the Partnership — Business Address”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — The General Partner”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — ntl (B) Limited”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — Virgin Media Inc.”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — Virgin Media Limited”

The Partnership is the subject company and a filing person.

(b)                   Business and Background of Entities.  The information set forth under the caption “Business” in the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is attached as Annex B to the Preliminary Proxy Statement, and the information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — The Parties to the Asset Sale”

“Special Factors — The Partnership Asset”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — The General Partner”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — ntl (B) Limited”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — Virgin Media Inc.”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — Virgin Media Limited”

Annex B — Annual Report on Form 10-K for the fiscal year ended December 31, 2009

(c)                   Business and Background of Natural Persons.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — The General Partner”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — ntl (B) Limited”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — Virgin Media Inc.”

“Other Important Information Regarding the General Partner, ntl (B) Limited and their Affiliates — Virgin Media Limited”

Item 4.  Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)(2)                   Material Terms.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Asset Sale — The Asset Sale”

“Special Factors — The Dissolution of the Partnership Following the Asset Sale and Distribution to Unitholders”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Interests of Certain Persons in the Asset Sale”

“Special Factors — Material U.S. Federal Tax Consequences of the Asset Sale and the Dissolution of the Partnership”

“The Share Purchase Agreement”

“The Special Meeting — Vote Required”

“Annex A — Share Purchase Agreement, dated January 31, 2011, between South Hertfordshire United Kingdom Fund, Ltd. and ntl (B) Limited”

(c)                   Different Terms.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Asset Sale — The Asset Sale”

“Special Factors — The Dissolution of the Partnership Following the Asset Sale and Distribution to Unitholders”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Material U.S. Federal Tax Consequences of the Asset Sale and the Dissolution of the Partnership”

“Special Factors — Material United Kingdom Income Tax Consequences of the Asset Sale and Dissolution of the Partnership”

“Special Factors — Interests of Certain Persons in the Asset Sale”

(d)                   Appraisal Rights.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Rights of Dissenting Unitholders”

“The Special Meeting — Dissenter’s Rights”

(e)                  Provisions For Unaffiliated Security Holders.  There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the Partnership files of the Partnership or to obtain counsel or appraisal services at the Partnership’s expense.

(f)                    Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)                   Transactions.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — The Parties to the Asset Sale”

“Special Factors — The Partnership Asset”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Interests of Certain Persons in the Asset Sale”

“Special Factors — Reports of the Appraisal Firms”

“Past Contacts, Transactions, Negotiations and Agreements”

(b)-(c)            Significant Corporate Events; Negotiations or contacts.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Alternatives to the Asset Sale”

“The Share Purchase Agreement”

“Other Important Information Regarding the Partnership — Transactions in the Partnership Units — Unsolicited Mini-Tender Offer”

“Annex A — Share Purchase Agreement, dated January 31, 2011, between South Hertfordshire United Kingdom Fund, Ltd. and ntl (B) Limited”

(e)                   Agreements Involving the Subject Company’s Securities.  None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)                   Use of Securities Acquired.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — Plans For ntl South Herts After the Asset Sale”

“Special Factors — Certain Other Effects of the Asset Sale”

(c)(1)-(8)         Plans.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — Plans For ntl South Herts After the Asset Sale”

“Special Factors — Certain Other Effects of the Asset Sale”

Item 7.  Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)                   Purposes.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Certain Other Effects of the Asset Sale”

(b)                   Alternatives.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Alternatives to the Asset Sale”

(c)                  Reasons.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Alternatives to the Asset Sale”

“Special Factors — Reports of the Appraisal Firms”

“Special Factors — Certain Other Effects of the Asset Sale”

(d)                   Effects.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Plans For ntl South Herts After the Asset Sale”

“Special Factors — Interests of Certain Persons in the Asset Sale”

“Special Factors — Material U.S. Federal Income Tax Consequences of the Asset Sale and the Dissolution of the Partnership”

“Special Factors — Material United Kingdom Income Tax Consequences of the Asset Sale and the Dissolution of the Partnership”

“Special Factors — Certain Other Effects of the Asset Sale”

Item 8.  Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)                   Fairness.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

(b)                   Factors Considered in Determining Fairness.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Alternatives to the Asset Sale”

“Special Factors — Reports of the Appraisal Firms”

(c)                   Approval of Security Holders.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Certain Relevant Provisions of the Partnership Agreement”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“The Special Meeting —Vote Required”

(d)                   Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.   The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Certain Relevant Provisions of the Partnership Agreement”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Alternatives to the Asset Sale”

“Special Factors — Interests of Certain Persons in the Asset Sale”

“Special Factors — Reports of the Appraisal Firms”

(e)                   Approval of Directors.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Interests of Certain Persons in the Asset Sale”

(f)                   Other Offers.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Alternatives to the Asset Sale”

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)    Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Certain Relevant Provisions of the Partnership Agreement”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Reports of the Appraisal Firms”

(c)                   Availability of Documents.  As set forth in the Preliminary Proxy Statement under “Special Factors — Reports of the Appraisal Firms”, the reports, opinions or appraisals referenced in this Item 9 and attached hereto as Exhibit (c)(1)-(c)(3) and incorporated by reference herein will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested unitholder or representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)                   Source of Funds.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — ntl (B) Limited’s Financing of the Asset Sale”

“Special Factors — Estimated Fees and Expense”

“The Share Purchase Agreement — The Asset Sale”

(b)                   Conditions.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Certain Relevant Provisions of the Partnership Agreement”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“The Share Purchase Agreement”

“Annex A — Share Purchase Agreement, dated January 31, 2011, between South Hertfordshire United Kingdom Fund, Ltd. and ntl (B) Limited”

(c)                   Expenses.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — Reports of the Appraisal Firms”

“Special Factors — Estimated Fees and Expense”

“The Special Meeting — Solicitation of Proxies; Payment of Solicitation Expenses”

(d)                   Borrowed Funds.  Not applicable.

Item 11.  Interests in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)                   Securities Ownership.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — The Parties to the Asset Sale”

“The Special Meeting — Vote Required”

(b)                   Securities Transactions.  The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Partnership — Transactions in the Partnership Units”

Item 12.  The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)                   Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Certain Relevant Provisions of the Partnership Agreement”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“The Special Meeting — Vote Required”

(e)                   Recommendation of Others.  Not applicable.

Item 13.  Financial Statements.

Item 1010 of Regulation M-A:

(a)                   Financial Information.  The audited consolidated financial statements set forth in the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is attached as Annex B to the Preliminary Proxy Statement, the unaudited consolidated financial statements set forth in the Partnership’s Annual Report on Form 10-Q for the fiscal quarter ended September 30, 2010, which is attached as Annex C to the Preliminary Proxy Statement, and the information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Partnership — Historical Selected Financial Data”

“Other Important Information Regarding the Partnership — Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding the Partnership — Book Value Per Unit”

“Where You Can Find More Information About Us”

Annex B — Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Annex C — Annual Report on Form 10-Q for the fiscal quarter ended September 30, 2010

(b)                   Pro Forma Information.  Not applicable.

Item 14.  Persons/Assets Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)                   Solicitations or Recommendations.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting — Solicitation of Proxies; Payment of Solicitation Expenses”

(b)                   Employees and Corporate Assets.  The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Asset Sale — The Asset Sale”

“Special Factors — Dissolution of the Partnership Following the Asset Sale and Distributions to Unitholders”

“Special Factors — Background of the Asset Sale”

“Special Factors — The General Partner’s Reasons For the Asset Sale and Factors Considered in Determining Fairness”

“Special Factors — Reasons and Position of ntl (B) Limited and Its Affiliates Regarding the Fairness of the Asset Sale”

“Special Factors — Interests of Certain Persons in the Asset Sale”

“Special Factors — Reports of the Appraisal Firms”

“Special Factors — Estimated Fees and Expense”

“The Special Meeting — Vote Required”

“The Special Meeting — Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information

Item 1011 of Regulation M-A:

(b)                   Other Material Information.  The entirety of the Preliminary Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Exhibit No.	Document

(a)(1)

Preliminary Proxy Statement of South Hertfordshire United Kingdom Fund, Ltd. dated as of March 2, 2011 (incorporated by reference to the Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 2, 2011)

(a)(2)

Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 2, 2011)

(a)(3)

Letter to Unitholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 2, 2011)

(a)(4)

Notice of Special Meeting of Unitholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 2, 2011)

(a)(5)	Letter to Unitholders dated February 17, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of South Hertfordshire United Kingdom Fund, Ltd. filed on February 17, 2011)

(b)	None.

(c)(1)	Appraisal Report of BTG Mesirow Financial Consulting LLC*

(c)(2)	Appraisal Report of Duff & Phelps Ltd*

(c)(3)	Appraisal Report of Grant Thornton LLP*

(d)

Share Purchase Agreement, dated as of January 31, 2011, between South Hertfordshire United Kingdom Fund, Ltd. and ntl (B) Limited (incorporated herein by reference to Annex A of the Preliminary Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 2, 2011)

(f)	None.

(g)	None.

*              Previously filed on February 1, 2011.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated as of March 2, 2011

SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

By:	NTL FAWNSPRING LIMITED, its General Partner

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

NTL FAWNSPRING LIMITED

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

NTL (B) LIMITED

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

VIRGIN MEDIA LIMITED

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

VIRGIN MEDIA INC.

	By:	/s/ Richard Tater
	Name:	Richard Tater
	Title:	Assistant Secretary